Filed by Halliburton Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Halliburton Company (File No.: 1-03492)

Subject Company: Boots & Coots, Inc. (File No: 1-13817)

[Script of Halliburton’s First Quarter Earnings Conference Call]

HALLIBURTON COMPANY

Q1 2010 Earnings Call Transcript

Event Date/Time:  April 19, 2010/9:00 am ET

Halliburton Executives

Dave Lesar - Chairman, CEO, President
Mark McCollum - CFO, EVP
Tim Probert - President, Global Business Lines & Corporate Development
Christian Garcia – Vice President Investor Relations

Analysts

Kurt Hallead - RBC Capital Markets
Bill Herbert - Simmons & Company International
Dan Boyd - Goldman Sachs
Angie Sedita - UBS
Jim Crandell - Barclays Capital
Bill Sanchez - Howard Weil Incorporated
Geoff Kieburtz - Weeden & Company
Robin Shoemaker - Citigroup
Brad Handler - Credit Suisse

Presentation

Operator

Good day, ladies and gentlemen and welcome to Halliburton's first quarter earnings conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session, and instructions will follow at that time. (Operator Instructions). As a reminder, this conference is being recorded. I would now like to turn the call over to your host today, Christian Garcia, Vice President Investor Relations. Please begin.

Christian Garcia

Good morning, and welcome to the Halliburton first quarter 2010 conference call.  Today’s call is being Webcast, and a replay will be available on Halliburton’s website for seven days.

The press release announcing the first quarter results is available on the Halliburton website.

Joining me today are:

•	Dave Lesar – CEO;
•	Mark McCollum – CFO; and
•	Tim Probert – President, Global Business Lines and Corporate Development

In today’s call, Dave will provide opening remarks, Mark will discuss our overall financial performance and Tim will provide comments on our operations and business outlook.

We will welcome questions after we complete our prepared remarks.

I would like to remind our audience that some of today’s comments may include forward-looking statements reflecting Halliburton’s views about future events and their potential impact on performance. These matters involve risks and uncertainties that could impact operations and financial results and cause our actual results to differ from our forward-looking statements. These risks are discussed in Halliburton’s Form 10-K for the year ended December 31, 2009, and our recent Current Reports on Form 8-K.

Our comments include non-GAAP financial measures.  Reconciliation to the most directly comparable GAAP financial measures are included in the press release announcing the first quarter results.

Note that we will be using the term “international” to refer to our operations outside the US and Canada, and we will refer to the combination of US and Canada as “North America.”

Dave.

Dave Lesar

Thank you Christian and good morning to everyone.

•
Our first quarter results reflect the sharp contrast between the North America and international markets.  Total revenue for the first quarter grew 2% sequentially with a 19% increase in our North American business, offset by a contraction in our international operations.

•
In North America, the rebound in US drilling activity combined with the secular trend toward more service-intensive work resulted in a meaningful absorption of the industry’s oilfield equipment capacity.  This is most evident in stimulation where utilization approached levels not seen since 2008. This activity rebound provided the opportunity to improve pricing across most of our product service lines as the quarter progressed.

•
Outside of North America, international markets experienced a more challenging than expected environment. Our first quarter results reflected the expected impact of re-pricing of contracts that occurred in 2009 as well as the usual seasonal declines in software and direct sales; however we also experienced project delays and worse than normal weather conditions in certain markets.  We now believe that tangible indications are appearing that, barring any major economic disruption, the industry may experience a steady resurgence in international activity during the second part of 2010 and into 2011.

•
Our balanced geographic and product portfolios have thus far, and I believe will continue to, serve us well given the contrasting points in the cycles that we have for the North America and international markets.  Our strategy remains the same.  We will continue to invest in key markets and focus on retaining our strong market share position.

Let me now discuss our financial results in more detail starting with North America:

•
North America revenue grew 19% sequentially versus a US rig count growth of 21%. Operating income improved by about 120% over fourth quarter levels.  The shift toward the major shales has continued unabated, and now constitutes roughly 35% of the total drilling activity in the US.  In addition, horizontal-directed activity is now 20% higher than the peak levels in the third quarter of 2008 despite the fact that the total rig count is 30% off of those highs.  These trends have led to increased demand for our products and services and provided opportunities to negotiate improved pricing for most of our product service lines that is closer to levels necessary for us to generate adequate returns.

•
Now, these increases varied widely across product service lines and basins and were most evident in those service-intensive plays like the Bakken, Haynesville, Eagle Ford, and Woodford where demand for completion equipment has far outstripped capacity.  In fact, in the Haynesville and Bakken we are now on 24-hour operations and also an increasing number of jobs are on 24-hours in the Eagle Ford and other gas basins in the Rockies.  These operations are providing us with good incrementals through improved equipment utilization while enabling our operator customers to utilize more complex fracture treatments at lower overall program costs.  By leveraging this completion demand, we are also able to pull-through some of our other services.

•
Natural gas fundamentals are causing concern coming out of the heating season, which may potentially disrupt the current rebound in drilling activity.  The resiliency of gas production, despite curtailed drilling activity from peak levels, raises the risk of continued pressure on natural gas prices over the next several quarters.  In this scenario, we believe drilling in the unconventional basins will take precedence over drilling in the conventional plays as they generate better returns at lower natural gas prices for our customers.  Further, operator hedging positions and the need to drill to hold acreage positions may serve to moderate the rate of the unconventional rig decline.

•
We are also seeing producers shift their portfolio toward unconventional oil and liquids-rich gas plays due to the stability of oil prices and higher operator returns for these resources.  Completing these wells requires advanced fracturing fluid and completion technologies and also matches the service intensity of the unconventional gas plays.  This, in affect, creates an additional opportunity for us to differentiate ourselves with our customers, and Tim will expand on this in his section.

•
This shift to oil plays is clearly demonstrated by an award from a major E&P for its stimulation work in the Williston basin.  This contract is valued at around $750 million, and signifies our customer’s increasing commitment to oil-directed activity and its desire to work with service companies that offer differentiated technologies.

•
Given these factors, we do not currently anticipate a major correction in the US rig count, but instead believe that levels may be range bound for some period of time.  If this occurs, it may restrain our ability to achieve significant further price increases and limit substantial improvements in margins for our North America business for a few quarters.  However, our Q1 results did not fully reflect the impact of increased prices that occurred throughout the quarter and as such, we are anticipating modestly improved margins for the second quarter, even if activity holds at current levels.

Let me now turn to our international business and start with Latin America:

•
Latin America posted disappointing results for us in the first quarter primarily due to our operations in Mexico.  In our fourth quarter call, we discussed the changing landscape in that country as Pemex was modifying their spending profile for both onshore and offshore to meet their production objectives.  We expected that these changes could have beneficial implications to Halliburton and decided to keep our cost structure intact to enable us to respond quickly.  However, first quarter activity levels further deteriorated as new projects and discrete services work have been significantly delayed while also winding down a number of the IPM projects.  If activity levels in the country do not recover soon, we will adjust our cost structure appropriately and may incur some restructuring charges in the coming quarters.

Now turning to the Eastern Hemisphere:

•	Eastern Hemisphere revenue decreased 9% sequentially with declines in both regions. Eastern Hemisphere margins declined to approximately 15%.

•
In our fourth quarter call, we reminded everyone of the typical seasonality-related declines that historically occur in the first quarter of the year.  These items were further exacerbated by harsher than normal weather in Russia, the North Sea, and certain parts of Asia.  Also project delays and lower activity in certain key markets such as Algeria, all led to a more than expected contraction of our margins in the first quarter.

•
Activity declines have also been acute in the UK sector of the North Sea, where drilling activity has dropped to its lowest level in six years.  We now anticipate that activity may start picking up from the current levels as the continued recovery of capital markets provide funding to North Sea operators for their development programs.

•
We had previously indicated that our Eastern Hemisphere margins may trough in the second quarter of 2010.  We now believe that our Eastern Hemisphere margins should not deteriorate from current levels as any additional impact of last year’s re-pricing of contracts could be offset by the activity rebound from the weather-affected areas and new project start ups.

•
So despite tempered activity levels in the first quarter, our current visibility to multiple projects is providing us with increased confidence on the trajectory of our international business in the latter half of 2010 and into 2011, although as we said earlier, it will be uneven among major markets.  We are currently seeing growing momentum in project activity as well as an increase in our win rates.

•
For example, we saw Q1 order rates for our Completion Tools business increased 22% from fourth quarter levels.  On top of that, we were recently awarded a contract from an IOC in West Africa for their upper and lower completions work.  This win, together with the frac pack and gravel pack completions awards in Brazil we received in Q4, is reinforcing our position in the major deepwater markets.  First quarter order rates and these major awards bode well for this product service line toward the latter part of the year and beyond.

•
We have also been awarded an offshore, multiple-product service line contract in Angola for the provision of cementing, production enhancement, completion, wireline, and perforating services, valued at $1.3 billion.

So going forward, we will continue to employ the strategies that have driven the expansion of our market position.  We will:

•	Continue to direct our resources and capabilities to the more economic and sustainable unconventional plays in North Africa;
•	We will continue to increase exposure to the industry’s highest growth markets like deepwater and global unconventional resources;
•	We will continue to leverage our service offerings through integrating our technical solutions to provide more value to our customers; and lastly
•	Continue to seek ways to be one of the most cost efficient providers in the industry.

Let me turn it over to Mark for some more color in our financial results.

Mark.

Mark McCollum

Thanks Dave and good morning.

Let me provide you with our first quarter operational highlights.  I’ll be comparing our first quarter results sequentially to the fourth quarter of 2009.

Our revenue in the first quarter was $3.8 billion, up 2% from the fourth quarter. Total operating income for the first quarter was $449 million up 5% from the previous quarter.  Strong growth in North America offset declines in our international business.  Our fourth quarter 2009 results included a $15 million charge relating to a receivable settlement in Venezuela.

International margins in the first quarter dropped to 14%, with Eastern Hemisphere and Latin America posting margins of 15% and 9%, respectively.  The margin decline is generally attributable to the seasonality issues and lower pricing that we discussed in the fourth quarter.  In addition, we experienced more inclement weather than normal and project delays in certain locations as Dave previously mentioned.

For North America, margins in the first quarter increased from the prior quarter due to strong activity and improved pricing across most basins, with overall incrementals above 40% in both divisions.  Margins progressively improved throughout the quarter and as such, assuming a relatively stable pricing and activity environment, we are anticipating a slight increase in North America margins in the second quarter.

Now I’ll highlight the segment results.  And note that we have EXCLUDED the fourth quarter receivable settlement charge in the operating income comparisons that follow.

Completion and Production revenue increased $146 million or 8%, and operating income improved 38% due to strong North America results.  Seasonally lower vessel and other activity in the North Sea, Russia, China, and Australia in the first quarter offset North America’s strong growth.

Looking at Completion & Production on a geographic basis, North America revenue increased by 23% while operating income tripled as we have seen activity and pricing rise especially in the deeper shale basins, where increased completions intensity has led to the meaningful absorption of oversupplied equipment in the industry.

In Latin America, Completion & Production revenue was essentially flat but operating income increased 26% from improved performance in Southern Mexico and Venezuela.

In Europe/Africa/CIS, Completion & Production revenue and operating income decreased 9% and 37%, respectively, due to inclement weather in Russia and lower activity in the North Sea and Algeria, partially offset by increased production enhancement activity in Egypt.

In the Middle East/Asia, Completion and Production posted sequential decreases in revenue and operating income of 8% and 23%, respectively, due to seasonally lower completion tools sales in Australia and China.  This was partially offset by stronger activity in Indonesia and improved operational performance in Oman.

In our Drilling & Evaluation division, revenue and operating income declined primarily as a result of seasonally lower direct sales for wireline and Landmark as well as lower drilling activity in Mexico and Algeria.  The lower activity was partially offset by improved North America results.

In North America, Drilling and Evaluation’s revenue and operating income increased 12%  and 60%, respectively, as most of our product service lines continue to benefit from increased horizontal drilling, which grew approximately 30% from the fourth quarter.  This has favored our well construction technologies and we expect that this underlying trend will continue.

Drilling & Evaluation’s Latin America revenue and operating income declined 12% and 58%, respectively, from the typical slowdown in Landmark revenues across the region, lower activity in Mexico, and lower subsea and testing activity in Brazil.

In the Europe/Africa/CIS region, Drilling & Evaluation revenue and operating income were down 7% and 17%, respectively, due to lower activity in Algeria and Nigeria and weather-related issues in Russia, partially offset by higher offshore drilling services activity in Norway and Angola, and wireline activity in Libya and Egypt.

Drilling & Evaluation’s Middle East/Asia revenue and operating income were down 12% and 41%, respectively, from seasonal declines for Landmark software sales, direct sales in China, as well as lower activity in Southeast Asia.  In the first quarter, we completed the mobilization and spudded our first wells for the South Ghawar project, and D&E’s improved performance in Saudi Arabia, as well as Kuwait and Oman, helped to offset some of the seasonal declines in other areas.

Now I’ll address some additional financial items.

•
As we discussed in our fourth quarter call, we took a charge in the first quarter of approximately $41 million to reflect the impact of the recent devaluation of the Venezuelan Bolivar.  This charge has two components: (1) a non-cash exchange loss of $31 million which is not deductible for Venezuelan tax purposes and (2) additional income tax expense in Venezuela for our U.S. dollar denominated monetary assets and liabilities of $10 million.

•	We continue to forecast that our effective income tax rate for the balance of the year will be between 32-33%.

•
And finally, we currently expect our capital expenditures for 2010 to be approximately $2 billion.  We have accelerated some of the capital deliveries slated for 2011 into 2010 given our current visibility of the international projects in the latter part of 2010 as well as the equipment we believe will be required to sustain the more service intensive work for our North America business.

Tim.

Tim Probert

Thanks Mark, and good morning everyone.

•
So let me provide some additional color on the secular trends that Dave mentioned.  First, the focus on oil and liquids-rich gas plays which is driving increased activity in North America.  Oil-directed rigs have more than doubled from the trough in 2009 to levels not seen since the 1990s, now representing close to 35% of total rig count.  In addition, interest has been quite high for the wet gas basins of the Eagle Ford, Granite Wash, Colony Wash, and others which are not fully represented in these numbers.  These assets generate higher returns for our customers than dry gas basins because of their liquids content.  Extracting liquids from these reservoirs can be challenging due to their low permeability, and require technologies such as high conductivity fluids, high performance surfactants, and improved fracture placement techniques like pinpoint stimulation, that are beneficial to Halliburton’s service mix.  These plays are increasingly drilled horizontally and can be quite service-intensive.  In the Bakken, for example, operators are using over 30 frac stages in the treatment of their wells.  The continued growth of activity in these plays may be an important offset for potential weakness in the future natural gas-directed activity.

•
Dave also emphasized the importance of integrated services in providing operators the ability to maximize value from their assets in a lower natural gas price environment.  A key Halliburton offering is the ability to calculate and visualize Stimulated Reservoir Volume, determined from fracture mapping techniques including microseismic monitoring, and tilt-meter and fiber optic temperature sensing technologies along the lateral section.  Visualizing the Stimulated Reservoir Volume in real-time enables changes to be made to the stimulation treatment to increase the estimated ultimate recovery.  Halliburton delivers leading evaluation technology to provide operators the ability to minimize stimulation uncertainty, maximize production, and importantly, to optimize wellbore placement to further help customers improve returns on their assets.

•
Finally, many of you may have seen our press release regarding our intent to establish a new product service line coincident with the acquisition of Boots & Coots.  Upon closing, we will merge our well intervention services with the assets of Boots & Coots.  This new product service line will focus on growing opportunities in well intervention as operators seek to address their production challenges in both mature and emerging oil and gas basins globally.  This acquisition, like the 15 other acquisitions we have made in the last two years, is consistent with our articulated strategy of executing bolt-on acquisitions to enhance our market position, coverage and growth.

Dave.

Dave Lesar

Okay, thanks, Tim and let us just quickly summarize.  Then we will turn it over for questions.

•
The secular trend of service intensity in North America is driving significant improvement in equipment utilization, which is enabling us to implement price increases that led to strong margin improvement in the first quarter.  Going forward, we remain cautious on the natural gas outlook for the next several quarters but we will continue to direct our resources to those basins that require our differentiated technologies.

•
International activity has been challenging in Q1; however, there are strong indications that are providing us with confidence that a steady resurgence may be underway and will continue as we go into 2011.

•
Our strategy remains the same.  We will continue to execute our strategy of investing in key markets where we can leverage the breadth of our technology portfolio.  We will strive to retain our expanded market position as the industry transitions into the next cycle.

So let’s go ahead and open it up for questions.

Christian Garcia

Before we open it up for questions we would like to clarify our statement that one of our strategies that we will employ is to continue to direct our resources and capabilities to the more economic and sustainable unconventional plays in North America, not Africa.

Question and Answer Section

Operator

Thank you. (Operator Instructions). Our first question comes from Kurt Hallead with RBC Capital Markets. Kurt, your line is open.

Kurt Hallead – RBC Capital Markets

Okay, great. On the follow up that I would have here, you referenced the North American activity now being relatively flat you think, for the next few quarters. I think heading into the first quarter, if I am not mistaken, Halliburton may have had some concerns that the rig count may drop, and I've heard numbers anywhere between 150 to 200 rigs. To look at it in this context, do you think the gas rig count will essentially drop from here and then that will be offset by oil? And the follow up on that means, though, that you are not going to lose any revenue intensity or service intensity because of the type of oil drilling that's taking place? I just wonder if you can provide a little more color around the mix shift we will see in North America.

Tim Probert

Kurt, this is Tim. Clearly we have mentioned on the call and previous calls that we expect the rig count to be range bound over the course of the next couple of quarters. I think we have all been a little surprised at the speed of the shift from dry gas to liquids-rich gas activity. And as I mentioned, 35% of the land rig count now is directed in that liquid hydrocarbon range. So I think that we see a couple of things. We see a negative downward pressure on dry gas. We see some strong hedge positions. We see also the importance of drill to hold, and we see the shift toward liquids plays which most of the operators are discussing in some detail. So we think, generally speaking, we will see this range band activity dry gas dropping a little, some strength in liquids, and the combination being in a reasonably tightly bound range.

Kurt Hallead - RBC Capital Markets

And a follow-up, maybe for Dave. On the international markets, you used the word "resurgence" a couple of different times. What geographic areas do you see surprising to the upside and what do you see potentially surprising to the down side relative to coming into the beginning of the year?

Dave Lesar

I mentioned one in particular. I think we are starting to believe the North Sea will come back. Asia was hit with a series of weather-related issues in Q1. So I think we see those projects continuing. West Africa continues to be reasonably strong. Middle East is steady. Algeria is a big wild card right now, and things are in a little bit of a flux in that country.  It is a big area of operation for us. So that would be the one wild card I see out there right now. But I wouldn't point to one particular area as being particularly good or bad. I think the indications are it should be increasing just about everywhere in the Eastern Hemisphere.

Kurt Hallead – RBC Capital Markets

Okay. Thank you.

Operator

Our next question comes from Bill Herbert with Simmons & Company.

Bill Herbert – Simmons & Company International

Thanks, good morning. Along the lines of your prophesy here of the steady resurgence in the Eastern Hemisphere activity, could you frame the likely margin evolution and really talk about the prospects for recapturing pricing momentum for the service industry?  It's probably a ways away but I am just curious as to a road map with regard to margins, targeted incrementals, and when could we expect to see some positive pricing leverage.

Tim Probert

Let's talk first a little bit about cost. Clearly, we have maintained a position in our international markets for a degree of readiness with respect to projects which haven't exactly happened in the time scale which we would have originally planned. So, there clearly is a leverage impact from the cost structure which is in place. I think secondly, whilst the international market does behave very differently to the North America market, the strength of the North America market does have an impact on the international markets. And so the tightening of capacity and supply in North America is a favorable impact long term, or I should say in the medium term in the international market. So we think there are a couple of variables which cause us to believe that in the Eastern Hemisphere, that we have troughed essentially during the course of Q1 Bill.

Bill Herbert – Simmons & Company International

Right. So, getting back to the evolution, understand the trough, let's start with Q2. Are margins flat to up in the second quarter with regard to Eastern Hemisphere or perhaps better than that?

Tim Probert

I think flat to up would be a good description.

Bill Herbert – Simmons & Company International

Okay, thanks very much, guys.

Operator

Our next question comes from Dan Boyd with Goldman Sachs.

Dan Boyd – Goldman Sachs

Good morning. You mentioned that demand is outstripping supply in a number of basins in North America -- the Bakken, Haynesville, Eagle Ford. And I would assume going forward that's where your customers will continue to choose to deploy capital. Are there opportunities for you to mobilize equipment from other regions? Will modifications be required? And how do you see this playing out? Are we at a point now where the returns are such that it makes sense to add capacity?

Tim Probert

Yes, clearly there's a tightening and I think that there is a general sense in some of these basins that our customers are challenged to get the work done in the time frame which they would like to do it. I should emphasize that perhaps this is more oriented towards our stimulation equipment than it is for every product line in which we are active. But, during the course of the year we have certainly undertaken a significant amount of rebalancing of equipment, focusing on those areas where we have the most significant opportunities for the short, medium and long term. And so we certainly are taking opportunities to relocate equipment where it makes sense for us to do so. And, as we have told you previously, we have been adding a certain degree of maintenance capital to our fleet to insure that we can meet the challenges of very large horsepower spreads which are in place today.

Dan Boyd – Goldman Sachs

Okay, thanks. One follow-up on the international market. It did seem that the margins in Middle East, Asia, in the D&E division were the only area that surprised us to the down side relative to what we were expecting. Can you help me understand how much of that was seasonal, how much of it might be related to carrying additional cost as you ramp up for projects in the Middle East, and specifically with that division, with that region, how we should expect margins to play out?

Mark McCollum

Dan, this is Mark. As we said in the call, one of the largest seasonal impacts that we experienced in the first quarter is always the fall-off in our direct sales which significantly helped the Wireline business within D&E, as well as our Landmark business, as well. And so those two particular changes do have a dramatic impact on the margins for D&E in the first quarter. So we should expect some pickup in the margins and the overall activity for D&E as we get on into the year, and those seasonal impacts are overcome.

Tim Probert

I will add one thing to Mark's comment there. And that is that we did have one large project startup during the course of the quarter, in Asia. The startup process was a little bit more protracted than we had originally anticipated and that did impact our costs substantially during Q1 for D&E.

Dave Lesar

Also, just to add to that, since you were looking at the Asia, Middle East region, we also had the startup costs on the South Ghawar project which is up and going at this point in time. And we have the continued ramp-up and expense of building out our operations in Iraq. So the Middle East, Asia PAC region basically had to bear all of that cost and a lot of that goes to the D&E division.

Dan Boyd – Goldman Sachs

Okay.  With that, that should be the one region that shows the most improvement sequentially. It sounds like the only overhang of startup costs really is Iraq, and obviously that's positive for future activity.

Dave Lesar

We certainly hope so.

Dan Boyd – Goldman Sachs

Thank you.

Operator

Our next question comes from Angie Sedita with UBS.

Angie Sedita - UBS

Great. Good morning. Thanks, guys. Dave, you mentioned, and we've discussed it a little bit already, but tangible signs for a recovery in the international markets in the second half. And you pointed to the North Sea as well as West Africa and deep water. Are you seeing an increase in conversations with your customers? Or could you just give us a little color there on the activity for the second half. And then if you're expecting more of a driver on the activity side and pricing more in 2011 or potential pricing improvements later this year.

Dave Lesar

I think, Angie, it's more than conversations. We are seeing projects get awarded, we're seeing rigs get tendered and awarded and be moved into places. And so we see these projects actually getting up and moving forward. I think we see a real tangible effect of an increase in activity. As Tim has said, I think on the margin side we did not essentially cut back our infrastructure in any big way in the Eastern Hemisphere and we have to absorb some of that capacity as this revenue stream comes back on line. And then I think with the higher oil prices that are out there today, our customers are just more confident that they can start these larger projects. And I think it is important to keep in mind in the international markets it is primarily an oil-driven market. The projects today are very, very large. So once they get started, there's essentially no turning back on them. But what our customers have been reluctant to do is start these projects in the oil price environment we saw throughout last year, but we're confident now. They're getting awarded, they're going to get started, and once started there's no turning back.

Angie Sedita - UBS

Great. That's perfect. That's good color. Then just a follow up on pricing. Clearly pressure pumping in North America has been strong on the pricing side. Where else are you seeing some pricing power due to tight capacity? Is it drill bits, is it structural tools?

Tim Probert

I think as the numbers or the incrementals in North America would suggest, Angie, that certainly in areas of our Drilling and Evaluation business related to the well construction activities, we've seen a stronger position there through the course of Q1. So anything really relating to the horizontal activity has been good. We generally started to see improvements, even in those product lines where activity has led to very poor and slow movement on pricing such as Wireline.

Angie Sedita - UBS

Great. Thank you.

Operator

Our next question is from Jim Crandell with Barclays.

Jim Crandell – Barclays Capital

Good morning. Would you see in the US full utilization of your stimulation suite and I guess pretty full utilization of both directional and cementing?  Are you to the point where you are actually trying to restrain price increases? I imagine at some point you will reach a level that you don't want at all things to evolve like they did last cycle where you and others followed the market up or pushed or helped push it up and attracted a lot more capacity. So are you to the point yet where you are really trying to restrain things on the stimulation side?

Dave Lesar

No, absolutely not, Jim. We're just now getting back to where we think we're earning a reasonable return on those assets. The scenario you outlined is one that did exist in the last uptick. But we had pricing pushed down so far we just, frankly, weren't getting our cost to capital back on these assets even though we continued to invest in them and we are now just breaking through that point. We've got to be comfortably above that before we would have any discussions along the line of what you'd suggest.

Jim Crandell – Barclays Capital

Do you sense, Dave, that people in the industry are beginning to add capacity to the stimulation business given the heavy wear and tear on equipment?

Dave Lesar

I think Jim, Tim can comment because he watches that closer than I do but you put your finger right on it. The shale plays, these unconventional plays, still continue to be very, very disruptive to the equipment and therefore you actually need to build a fair amount of equipment every year just to stay in place with your horsepower capacity. We are taking 30,000, 40,000 horsepower out to some of these jobs today. So the turnover of your equipment and the maintenance costs is dramatically higher than it has been, so you clearly have to bring more equipment in basically just to replace the fleet that you're grinding up.

Tim Probert

Just to add to that, Jim, it might be helpful to think in terms of there's about 7 million horsepower in North America today based on current estimates. And if you think about requirements for maintenance capital around that particular number, it is going to be quite significant, obviously. At 5%, you are in the range of 300,000 to 400,000 horsepower per year. So certainly the scuttlebutt is that we are seeing some capacity being added into the market. Lead times for that seem to be in the sort of six to nine month range. So it would suggest that, to us at least, that there's probably going to be a muted addition of capital certainly in the first three quarters of 2010.

Jim Crandell – Barclays Capital

Okay. My second question, Dave, concerns Iraq. At this point, do you see other consortiums following the BP lead or waiting until the elections in Iraq are sorted out? And does there seem to be any concern among your customers that the new government might change the terms on them?

Dave Lesar

We are seeing some tendering activity moving forward, and I expect that you would see some awards on that this summer. I think that our customers are taking a bit of a wait and see to see how the new government settles out. I don't think they're concerned that there's going to be a change in terms as much as they're concerned about just getting a delay in getting their deals signed off on, their tenders agreed to, and basically validated by Southern Oil Company or whoever has to sign off on it. But at this point in time we are not seeing any diminished enthusiasm for starting up their operations in Iraq.

Jim Crandell – Barclays Capital

Dave, what are you gearing up to in Iraq right now? I think one of your competitors said they expected to have 600 people on the ground at the end of the year. Another one who's been there longer has talked about having, I think, eight bases in Iraq right now, and of course a lot more people than 600. How quickly are you gearing up in that country?

Dave Lesar

We are in the process of building our first major base there, just like our major competitors are. And we also have plans for a series of bases. We know where they are, we are in the process of securing the facilities and the land at this point in time. There's going to be plenty of work in Iraq, and believe me, all the service companies will have opportunities there. We're going along at the pace we want and we are confident we will be successful.

Jim Crandell – Barclays Capital

Okay. Thank you.

Operator

Our next question comes from Bill Sanchez with Howard Weil.

Bill Sanchez – Howard Weil

Thanks. Good morning. Tim, just to follow back up on the second quarter margin expectations. North America.  The R&M that you mentioned here, one would expect, given that March was probably a very, very good month and that margins were, I'm guessing, higher than what you averaged your first quarter in North America, even in an environment where pricing from here doesn't improve radically, the margin improvement should be pretty healthy, and it sounds like it's more muted than what one may expect. And I'm just wondering how much of the impact of that R&M now are you actually going to start seeing in second quarter as opposed to what you might have thought might have tempered first quarter margins or incrementals a bit.

Dave Lesar

This is Dave. Let me put a little more color on that. First of all, we are seeing our vendors, our proppant vendors, sand vendors, et cetera, start to want price increases. So we will have some inflationary pressure on that side of the equation in terms of us getting pricing increases, our vendors are going to want some price increases. Clearly we are the price leaders, especially in stimulation in North America. And your observation is absolutely correct. Our margins in March were higher than the average margins that we had for the quarter. We are not going to telegraph where our exit margins were or where we believe they can go, just because as the price leader we don't want to put that out there for competitive reasons. But, I think the issue around the rig count, the issue around probably some reduction in the conventional gas plays push your rig count expectations down. On the other hand, your rich gas and your oil plays push expectations up a little. You throw a little inflation in there. And we really want to get through another quarter to really get a more accurate view of where this can go the balance of the year. And as we said, a lot of the repair and maintenance stuff, we are incurring that right now anyway.

Bill Sanchez – Howard Weil

Okay. And just as a follow up, you mentioned you're the pricing leader on stim. Is it safe to say you have also been gaining share here so far this year and expect that to continue into this quarter?

Dave Lesar

We believe so, but we will probably know over the next couple of weeks whether that's true or not.

Bill Sanchez – Howard Weil

Okay. Thank you.

Operator

Our next question comes from Geoff Kieburtz with Weeden & Company.

Geoff Kieburtz - Weeden & Company

Thanks, good morning. I would like to get your view on the North American stimulation market, in particular here. When you talk about the hedging positions and the drilling to hold leases as being a factor in the drilling activity, I'm having a hard time reconciling that with your other comment about the capacity constraints are limiting your customers' ability to get their work done in a timely fashion. Maybe there's no difference there, but if there's a lot of drilling going on to hold leases, I'm not quite clear why there's such urgency to move forward with completion.

Tim Probert

I think, Geoff, our concern clearly is that the current gas pricing fundamentals don't seem to support the degree of dry gas activity which is underway at the moment. We certainly see that weakening. The fact of the matter is that as we move into more liquid areas including true oil shale, there is a significant amount of intensity associated with the delivery of those jobs. So we are essentially shifting from a gas environment to an oil environment which has a higher degree of intensity. So I think that's the shift that you're seeing. But I think that most of us would believe that we will see some softening in the rig count for dry gas which will clearly relieve the pressure on overall service requirements.

Geoff Kieburtz – Weeden & Company

I understand it might limit your ability to move prices higher than where they're maybe sitting right now. But it sounds also as if you expect that pullback in dry gas drilling to be primarily conventional reservoirs and may not have any negative effect on Halliburton's financial performance.

Tim Probert

That's certainly possible, though current rig count performance would indicate that even locations like the Haynesville are actually dropping a few rigs.

Geoff Kieburtz – Weeden & Company

All right. Thank you.

Operator

Our next question comes from Robin Shoemaker with Citigroup.

Robin Shoemaker - Citigroup

Thank you. I wanted to turn to Mexico for a minute. Of course you pointed out the very slow start to the year. But didn't Pemex basically have a budget for this year which was flattish with 2009? Running well below that level now. How confident are you that activity will pick up later this year, and avoid a situation where you need to address your cost structure there?

Tim Probert

I think clearly for the long term we have a very strong feeling about the potential in Mexico. However, as we told you I think during our January call, we're basically holding onto our cost structure in Mexico in anticipation of a number of projects which would be underway in this time frame, Q1/Q2 time frame. The lab process which we discussed in January is underway but it is not going to lead to meaningful incremental activity until later this year. And we are a little disappointed, clearly, as Dave mentioned earlier, with the rate of development of the market, given the cost structure and activity which has been underway during the course of 2009. So, we will monitor the process during the course of Q2 and take action accordingly.

Robin Shoemaker - Citigroup

Okay. And on the integrated project management in the Chicontepec field, have you worked out all the aspects of incentive based fees for that kind of work? In other words, if you develop clearly superior ways of drilling and completing wells so as to increase productivity in Chicontepec, that you are going to share in the economic benefits of that. I am just asking your understanding of how that's going to work now.

Tim Probert

Really the focus today is a concept which Pemex is calling a lab concept which really gives an opportunity to take a close look at sub surface and to really establish whether or not there is a better way to prepare locations essentially to plan wells, as well as to drill and execute them. So this is a collaborative approach together with Pemex to try and identify more productive segments of the reservoir section that might ultimately improve the overall economics for them, which, as you know, has been a challenge. So we continue to work very closely with Pemex in that regard. And clearly the combination of sub surface expertise, combined with drilling and also completion expertise is going to be the key differentiator for companies going forward.

Dave Lesar

But I think, Robin, to answer the question, the reason they're calling it a laboratory is that we are going to experiment with what may be the best way to drill and complete and produce these wells. And it would be at the end of these laboratory experiments that they will choose one or two companies to work with, and at that point in time you would work out the incentive based structure that you would use going forward. So, these labs don't really have that in there. It is to establish the baseline of what you might be able to do going forward and how you will benefit from that.

Robin Shoemaker - Citigroup

Okay. Got it. Thank you.

Operator

Our next question comes from Brad Handler with Credit Suisse.

Brad Handler – Credit Suisse

Thanks, good morning. Could you give us a little more color on Algeria? I don't want to overstate its relevance but it does seem a political quagmire and you haven't made any comments about assessing your commitment to there, so if you could shed some light on that I would appreciate it.

Dave Lesar

Algeria is a decent sized market for us and for the industry. But it is also a very high cost market, so you have to have a base of business there to get the kind of returns, base of business in terms of revenue stream, to get the kind of returns you want. And because of some of the issues that are going on within the government and within Sonatrach, a lot of the decision making that would normally move your business along, i.e., the awarding of contracts, the extension of contracts, the approvals of subcontractors, et cetera, is not going on. And so there is another situation where we are essentially fully invested and have a very good business but a very high cost structure, and the revenues right now are not sufficient to overcome that cost structure. But there's a market that we're committed to, we've been there a long time, and we're just going to wait for the politics to play out and then we should be able to resume our activities there.

Brad Handler – Credit Suisse

That's reasonable. Does all the leadership have to be released before these projects can move forward or is there some middle management process that can progress the project?

Dave Lesar

I think what they just have to do is get a structure in place that can approve the awarding of contracts, or contract extensions, et cetera, and then we can move forward. I don't know what the governance inside of Sonatrach is on that but we're hopeful that it will be happening fairly soon.

Brad Handler – Credit Suisse

And an unrelated follow-up, please. The two big contracts that you mentioned, the $1.3 billion Angolan work and your Williston Basin award, can you tell us over what period of time you expect to recognize those revenues for both?

Tim Probert

Good question. I believe that the Angola contracts will be over about a six year period. The North America contract is, I think, four years.

Brad Handler – Credit Suisse

Okay.  That's great, thanks.

Operator

I'm not showing any other questions at this time, gentlemen.

Christian Garcia

That's good.  That will do it for us. Before we close, we would like to announce that Halliburton's second quarter 2010 earnings conference call will be held on Monday, July 19, 2010 at 9 AM US Eastern time. Thank you for your participation in today's call. Sean?

Operator

Thank you. Ladies and gentlemen, thank you for your participation in today's conference. This does conclude the conference, you may now disconnect. Good day.
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